EXHIBIT 99.1

                      JEFFREY PETERSON
                1343 MAIN STREET, SUITE #301
                     SARASOTA, FL  34236

                  Amended December 14, 2005

Via Overnight Courier

Corporate Secretary
World Health Alternatives, Inc.
777 Penn Center Boulevard, Suite 111
Pittsburgh, PA  15235

          Re:  Demand for Special Meeting of Shareholders

Ladies/Gentlemen:

     Under Section 607.0702(b), Florida Statutes, a shareholder holding shares representing 10% or more of the votes entitled to be cast on any issue may demand that a special meeting of the shareholders be held.

     I am the beneficial owner of 4,939,000 shares of the common stock of World Health Alternatives, Inc. representing more than 10% of the Company's outstanding shares of common stock and more than 10% of the votes entitled to be cast on any issue.

     I hereby demand that a special meeting of the shareholders be held on or before February 23, 2006 for the purpose of removing the current members of the Company's board of directors and replacing them with a slate to be designated. Removal of the members of the Company's board of directors is a proper purpose for a special meeting under
Section 607.0808, Florida Statutes.

     Please confirm receipt of this demand and the setting of the special meeting date. Notice of the special meeting should be mailed to the Company's shareholders not later than December 23, 2005 so that there will be ample time for the solicitation of proxies.

                              Sincerely,

				/S/ Jeffrey Peterson

                              Jeffrey Peterson

Cc:  Securities and Exchange Commission
     Frederick R. Jackson
     John W. Higbee
     Sarah Robinson Borders
     Houlihan Lockey